UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ridgewood Electric Power Trust II

 Full Name of Registrant

 Former Name if Applicable

1314 King Street

 Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19801

 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a predicate for filing its quarterly report on Form 10-Q for the period ended March 31, 2007, the Registrant must file with the Securities and Exchange Commission (the “SEC”) its quarterly reports on Form 10-Q for the quarters ended June 30, 2005, September 30, 2005, and its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly reports on Form 10-Q for the three quarters of 2006 and its annual report on Form 10-K for the year ended December 31, 2006 . The completion of the foregoing filings has been further delayed by the dismissal of the Registrant’s former independent registered public accountants, Perelson Weiner LLP (“Perelson Weiner”) on June 8, 2006 and the retention of new independent registered public accountants, Grant Thornton LLP (“Grant Thornton “) on July 12, 2006, as reported on Forms 8-K filed by the Registrant with the SEC on June 14, 2006 and July 13, 2006, respectively.

As a result of a billing dispute between the Registrant and Perelson Weiner that arose subsequent to the dismissal of Perelson Weiner, Perelson Weiner has refused to provide services to the Registrant and its affiliates.

Because Perelson Weiner has refused to provide the services required by the Registrant, Ridgewood Renewable Power LLC, the Manager, has engaged Grant Thornton to re-audit the historic financial statements of the Registrant that are required to be included in any future filing with the SEC so that the Registrant will no longer need to rely on Perelson Weiner for such services. The periods to be re-audited are the years ended December 31, 2003 and 2004. The Registrant will file its Form 10-Q for the period ended March 31, 2007 as soon as practical after completion of the aforementioned re-audit and predicate filings.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey H. Strasberg (Name)	(302) (Area Code)	888-7444 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☐  Yes    ☒ No

Form 10-Q for the period ended June 30, 2005
Form 10-Q for the period ended September 30, 2005
Form 10-K for the period ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
Form 10-Q for the period ended June 30, 2006
Form 10-Q for the period ended September 30, 2006
Form 10-K for the period ended December 31, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Ridgewood Electric Power Trust II

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2007	By:	/s/ JEFFREY H. STRASBERG
		Name	Jeffrey H. Strasberg
		Title	Executive Vice President and Chief Financial Officer